UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CERNER CORPORATION

(Name of Subject Company (Issuer))

CEDAR ACQUISITION CORPORATION

(Offeror)

a subsidiary of

OC ACQUISITION LLC

(Parent of Offeror)

a subsidiary of

ORACLE CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

156782104

(CUSIP Number of Class of Securities)

Brian S. Higgins

Senior Vice President, Associate General Counsel and Secretary

Oracle Corporation

2300 Oracle Way

Austin, Texas 78741

Telephone: (737) 867-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Keith A. Flaum

Christopher R. Moore

Tiffany P. Posil

Hogan Lovells US LLP

4085 Campbell Avenue, Suite 100

Menlo Park, California 94025

Telephone: (650) 463-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$28,477,199,240.00	$2,639,836.37

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Cerner Corporation (“Cerner”), at a purchase price of $95.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 292,952,521 shares of common stock of Cerner that were issued and outstanding as of January 11, 2022; (ii) 3,262,118 shares of common stock of Cerner potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of January 11, 2022; (iii) 2,995,301 shares of common stock of Cerner issuable upon the settlement of outstanding restricted stock units as of January 11, 2022; and (iv) 550,052 shares of common stock of Cerner issuable upon the settlement of outstanding performance share units as of January 11, 2022. The foregoing figures have been provided by the issuer to the offeror and are as of January 11, 2022, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by 0.0000927.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Cedar Acquisition Corporation, a Delaware corporation (“Purchaser”), which is a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of Cerner Corporation, a Delaware corporation (“Cerner”), at a purchase price of $95.00 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of December 20, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Cerner, Parent, Purchaser and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreements, dated as of December 20, 2021 (as they may be amended from time to time, the “Tender and Support Agreements”) with each of the current directors and certain executive officers of Cerner, a copy of the form of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 4, 5, 6, 8 and 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Cerner Corporation, a Delaware corporation. Cerner’s principal executive offices are located at 2800 Rock Creek Parkway, North Kansas City, Missouri 64117. Cerner’s telephone number is (816) 221-1024.

(b) This Schedule TO relates to the issued and outstanding shares of common stock, par value $0.01 per share, of Cerner. Cerner has advised Purchaser, Parent and Oracle that, as of January 11, 2022 (the most recent practicable date) 292,952,521 Shares were issued and outstanding.

(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) – (c) This Schedule TO is filed by Purchaser, Parent and Oracle. The information set forth in Section 8 (entitled “Certain Information Concerning Oracle, Parent and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the Introduction

•	the Summary Term Sheet

•	Section 1 – “Terms of the Offer”

•	Section 2 – “Acceptance for Payment and Payment for Shares”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 – “Withdrawal Rights”

•	Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for Cerner”

•	Section 13 – “Certain Effects of the Offer”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

•	Section 17 – “Appraisal Rights”

•	Section 19 – “Miscellaneous”

(a)(1)(ix) – (xi), (a)(2)(v) – (vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Oracle, Parent and Purchaser”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with Cerner”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for Cerner”

•	Schedule I

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with Cerner”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for Cerner”

•	Section 13 – “Certain Effects of the Offer”

•	Section 14 – “Dividends and Distributions”

•	Schedule I

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9 – “Source and Amount of Funds”

(b), (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Oracle, Parent and Purchaser”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for Cerner”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Oracle, Parent and Purchaser”

•	Schedule I

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with Cerner”

•	Section 18 – “Fees and Expenses”

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Oracle, Parent and Purchaser”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with Cerner”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for Cerner”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for Cerner”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 – “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase is incorporated herein.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 19, 2022.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on United States Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, dated January 19, 2022.*

(a)(5)(A)	Joint Press Release issued by Oracle Corporation and Cerner Corporation on December 20, 2021 (incorporated by reference to the Schedule TO filed by Oracle Corporation on December 20, 2021).

(a)(5)(B)	Social Media Content issued by Oracle Corporation on December 20, 2021 (incorporated by reference to the Schedule TO filed by Oracle Corporation on December 21, 2021).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated December 20, 2021, among Cerner Corporation, OC Acquisition LLC, Cedar Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Oracle Corporation with the SEC on December 21, 2021).

(d)(2)	Form of Tender and Support Agreement among OC Acquisition LLC, Cedar Acquisition Corporation and the stockholder party thereto (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by Cerner Corporation on January 19, 2022).

(d)(3)	Confidential Disclosure Agreement for Strategic Matters, dated as of October 15, 2021, between Oracle Corporation and Cerner Corporation, as amended by Amendment No. 1 thereto dated as of December 4, 2021 (incorporated by reference to Exhibits (e)(2) and (e)(3) to the Schedule 14D-9 filed by Cerner Corporation on January 19, 2022).

(d)(4)	Exclusivity Agreement, dated as of December 4, 2021, between Cerner Corporation and Oracle Corporation (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Cerner Corporation on January 19, 2022).

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 19, 2022

Cedar Acquisition Corporation

By:	/s/ Brian S. Higgins
Name: Brian S. Higgins
Title: Senior Vice President and Secretary

OC Acquisition LLC

By:	/s/ Brian S. Higgins
Name: Brian S. Higgins
Title: Senior Vice President, Legal

Oracle Corporation

By:	/s/ Brian S. Higgins
Name: Brian S. Higgins
Title: Senior Vice President, Associate
General Counsel and Secretary